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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        COGENT COMMUNICATIONS GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    19239V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                SHAWNA MOREHOUSE
                    BNP EUROPE TELECOM & MEDIA FUND II, L.P.
                     C/O CIBC FINANCIAL CENTER, THIRD FLOOR,
                              11, DR. ROY'S DRIVE,
                                 P.O. BOX 694 GT
                          GRAND CAYMAN, CAYMAN ISLANDS,
                               BRITISH WEST INDIES
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  19239V104
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     BNP EUROPE TELECOM & MEDIA FUND II, L.P.
     NOT APPLICABLE
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b) X
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds
     WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
     NOT APPLICABLE
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     CAYMAN ISLANDS, BRITISH WEST INDIES
--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

               7.   Sole Voting Power
                    77,495,373 (1)

--------------------------------------------------------------------------------

               8.   Shared Voting Power
                    0
--------------------------------------------------------------------------------

               9.   Sole Dispositive Power
                    77,495,373 (1)

--------------------------------------------------------------------------------

               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     77,495,373 (1)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     14.4%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------

(1) Includes common stock equivalents of 7,610,043 shares convertible from Series I Participating Convertible Preferred Stock (the "Series I Preferred Stock") and 66,785,514 shares convertible from Series J Participating Convertible Preferred Stock (the "Series J Preferred Stock") of Cogent Communications Group, Inc. (the "Company") held of record by BNP Europe Telecom & Media Fund II, L.P. ("BNP ETMF") and 1,233,013 shares convertible from Series I Preferred Stock and 1,866,802 shares convertible from Series J Preferred Stock held of record by Natio Vie Developpement 3, Fonds Commun de Placement a Risque ("NVD3"). BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP Private Equity SA ("BNP PE") is the management company and general partner of NVD3, and BNP PE shares certain common directors with General Business Finance and Investment Ltd. ("GBFI"), the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF, however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

CUSIP No.  19239V104
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     GENERAL BUSINESS FINANCE AND INVESTMENTS, LTD.
     NOT APPLICABLE
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b) X
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds
     WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
     NOT APPLICABLE
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     CAYMAN ISLANDS, BRITISH WEST INDIES
--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

               7.   Sole Voting Power
                    77,495,373 (2)
--------------------------------------------------------------------------------

               8.   Shared Voting Power
                    0
--------------------------------------------------------------------------------

               9.   Sole Dispositive Power
                    77,495,373 (2)
--------------------------------------------------------------------------------

               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     77,495,373 (2)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     14.4%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------

(2) Includes common stock equivalents of 7,610,043 shares convertible from Series I Preferred Stock and 66,785,514 shares convertible from the Series J Preferred Stock of the Company held of record by BNP ETMF and 1,233,013 shares convertible from Series I Preferred Stock and 1,866,802 shares convertible from Series J Preferred Stock held of record by NVD3. BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP Private Equity SA ("BNP PE") is the management company and general partner of NVD3, and BNP PE shares certain common directors with GBFI, the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF, however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

CUSIP No.  19239V104
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     NATIO VIE DEVELOPPEMENT 3, FONDS COMMUN DE PLACEMENT A RISQUE
     NOT APPLICABLE
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b) X
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds
     WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
     NOT APPLICABLE
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     FRANCE
--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

               7.   Sole Voting Power
                    77,495,373 (3)
--------------------------------------------------------------------------------

               8.   Shared Voting Power
                    0
--------------------------------------------------------------------------------

               9.   Sole Dispositive Power
                    77,495,373 (3)
--------------------------------------------------------------------------------

               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     77,495,373 (1)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     14.4%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------

(3) Includes common stock equivalents of 7,610,043 shares convertible from Series I Preferred Stock and 66,785,514 shares convertible from the Series J Preferred Stock of the Company held of record by BNP ETMF and 1,233,013 shares convertible from Series I Preferred Stock and 1,866,802 shares convertible from Series J Preferred Stock held of record by NVD3. BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP Private Equity SA ("BNP PE") is the management company and general partner of NVD3, and BNP PE shares certain common directors with GBFI, the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF, however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

CUSIP No.  19239V104
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     BNP PRIVATE EQUITY SA
     NOT APPLICABLE
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b) X
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds
     WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
     NOT APPLICABLE
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     FRANCE
--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

               7.   Sole Voting Power
                    77,495,373 (4)
--------------------------------------------------------------------------------

               8.   Shared Voting Power
                    0
--------------------------------------------------------------------------------

               9.   Sole Dispositive Power
                    77,495,373 (4)
--------------------------------------------------------------------------------

               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     77,495,373 (4)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     14.4%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------

(4) Includes common stock equivalents of 7,610,043 shares convertible from Series I Preferred Stock and 66,785,514 shares convertible from the Series J Preferred Stock of the Company held of record by BNP ETMF and 1,233,013 shares convertible from Series I Preferred Stock and 1,866,802 shares convertible from Series J Preferred Stock held of record by NVD3. BNP ETMF may be deemed to beneficially own such shares held by NVD3 by virtue of their relationship, whereby BNP Private Equity SA ("BNP PE") is the management company and general partner of NVD3, and BNP PE shares certain common directors with GBFI, the general partner of BNP ETMF. BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF, however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

                            STATEMENT ON SCHEDULE 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Cogent Communications Group, Inc., a Delaware corporation (the "Company"). This Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

ITEM 1.  SECURITY AND ISSUER

 The class of equity securities to which this statement relates is the Common Stock. The principal executive offices of the Company are located at 1015 31st Street N.W., Suite 330, Washington, DC 20007.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This statement is filed by BNP Europe Telecom & Media Fund II, L.P., a limited partnership formed under the laws of the Cayman Islands, British West Indies ("BNP ETMF"), General Business Finance and Investments, Ltd., a company formed under the laws of the Cayman Islands, British West Indies ("GBFI"), Natio Vie Developpement 3, Fonds Commun de Placement a Risque ("NVD3"), a limited partnership formed under the laws of France and BNP Private Equity SA, a societe anonyme formed under the laws of France ("BNP PE"). BNP ETMF, GBFI, NVD3 and BNP PE are collectively referred to as the "Reporting Persons" in this statement. BNP PE is a wholly owned indirect subsidiary of BNP Paribas SA, which is in the business of a wide range of financial services, including, but not limited to, investment banking, private banking, retail banking, asset management and private equity investing, whose address is 16, boulevard des Italiens 75009 Paris ( France ).

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the securities of the Company. Both Reporting Persons disclaim the existence of a "group" and disclaim beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it, him or her, as the case may be.

Notwithstanding this filing on Schedule 13D, the Reporting Persons disclaim any requirement to report their beneficial ownership interests on Schedule 13D and reserve the future right to report such beneficial ownership interests on
Schedule 13G pursuant to Rule 13d-1(c).


(b) The principal executive offices of

     (1)  BNP Europe Telecom and Media Fund II, L.P.
          c/o CIBC Financial Center,
          Third Floor 11, Dr. Roy's Drive
          P.O. Box 694 GT
          Grand Cayman, Cayman Islands
          British West Indies

     (2)  General Business Finance and Investments, Ltd.
          c/o Maples and Calder
          Ugland House, South Church Street
          P.O. Box 309 GT
          Grand Cayman, Cayman Islands
          British West Indies

     (3) Natio Vie Developpement 3, Fonds Commun de Placement a Risque c/o BNP Private Equity SA
          32 Boulevard Haussmann
          Paris, France 75009


     (4)  BNP Private Equity SA
          32 Boulevard Haussmann
          Paris, France 75009

(c) The principal business of each of BNP ETMF, GBFI, NVD3 and BNP PE is to engage in equity investments and to advise and manage funds making such investments.

(d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanours).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BNP ETMF and GBFI are organized under the laws of the Cayman Islands, British West Indies. NVD3 and BNP PE are organized under the laws of France.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of January 5, 2004, BNP ETMF and NDV3 entered into an Agreement and Plan of Merger by and among the Company, Lux Merger Sub, Inc. and Symposium Gamma, Inc. (the "Gamma Agreement and Plan of Merger"). Such Gamma Agreement and Plan of Merger is attached hereto as Exhibit A. BNP ETMF and NVD3 each held shares of Symposium Gamma, Inc. and were subsequently issued shares of the Company's Series I Participating Convertible Preferred Stock, par value $0.001 per share (the "Series I Preferred Stock") pursuant to the terms of the Gamma Agreement and Plan of Merger. Each share of the Common Stock of Symposium Gamma, Inc. held by the Reporting Persons was exchanged for 2.34 shares of Series I Participating Convertible Preferred Stock pursuant to the Gamma Agreement and Plan of Merger. Pursuant to the Gamma Agreement and Plan of Merger, the Series I Preferred Stock was convertible at the earlier of June 30, 2004 or the date on which the Company filed an amendment to its Certificate of Incorporation pursuant to the Certificate of Designations of its Series I Participating Convertible Preferred Stock. Such Series I Preferred Stock is now convertible.

Through a conversion mechanism detailed in the Gamma Agreement and Plan of Merger, BNP ETMF obtained 1,227.5 shares of Series I Participating Convertible Preferred Stock and NVD3 obtained 198.88 shares of the Series I Preferred Stock. Each share of Series I Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.1613, or at an initial conversion rate of approximately 6,199.628022 shares of Common Stock for each share of Series I Preferred Stock converted, subject to antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series I Preferred Stock of the Company (the "Series I Certificate of Designations") attached hereto as Exhibit B.

As of March 30, 2004, BNP ETMF and NDV3 entered into an Agreement and Plan of Merger by and among the Company, DE Merger Sub, Inc. and Symposium Omega, Inc. (the "Omega Agreement and Plan of Merger"). The Omega Agreement and Plan of Merger is attached hereto as Exhibit C. BNP ETMF and NVD3 each held shares of Symposium Omega, Inc. and were subsequently issued shares of the Company's Series J Participating Convertible Preferred Stock, par value $0.001 per share (the "Series I Preferred Stock") pursuant to the terms of the Omega Agreement and Plan of Merger. Each share of the Common Stock of Symposium Omega, Inc. held by the Reporting Persons was exchanged for 1 share of Series J Participating Convertible Preferred Stock pursuant to the Omega Agreement and Plan of Merger.

Through the conversion mechanism detailed in the Omega Agreement and Plan of Merger, BNP ETMF obtained 2,154.5 shares of Series J Participating Convertible Preferred Stock and NVD3 obtained 60.223 shares of Series J Preferred Stock. Each share of Series J Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.1613, or at an initial conversion rate of approximately 30,998.15 shares of Common Stock for each share of Series J Preferred Stock converted, subject to antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series J Preferred Stock of the Company attached hereto as Exhibit D (the "Series J Certificate of Designations", and together with the Series I Certificate of Designations, the "Certificates of Designations").

This Item 3 (and the other Items of this statement) do not provide a complete description of the Gamma Agreement and Plan of Merger, the Omega Agreement and Plan of Merger or the Certificates of Designations and each such description is qualified in its entirety by reference to the respective agreement or document which the Company has filed as Exhibits A-D to this form.

ITEM 4.  PURPOSE OF TRANSACTION

Each of BNP ETMF and NVD3 holds the securities described in Item 5 of this statement for investment purposes only. Depending on prevailing market, economic and other conditions, each of BNP ETMF and NVD3 may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the company or further investments in the Company. Each of BNP ETMF and NVD3 intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common stock, subsequent developments affecting the Company and the Company's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

BNP ETMF and NVD3 entered into the Gamma Agreement and Plan of Merger and the Omega Agreement and Plan of Merger pursuant to which the Company agreed to issue, and each of BNP ETMF and NVD3 agreed to acquire, the number of shares of Preferred Stock as described in Item 3 above. As a condition to the closings under the Gamma Agreement and Plan of Merger and the Omega Agreement and Plan of Merger, the Company was obligated to file the Certificates of Designations, which provide that the Preferred Stock has certain "weighted average" antidilution protection with respect to the conversion price of the Preferred Stock and certain liquidation, conversion and voting rights. Descriptions of such rights contained herein are qualified in their entirety by reference to the Certificates of Designations attached hereto as Exhibits B and D.

Series I Certificate of Designations

Certificate of Designations - Conversion of Series I Preferred Stock. Pursuant to the Series I Certificate of Designations, attached hereto as Exhibit B, all of the shares of Series I Preferred Stock shall be automatically converted into Common Stock upon certain conditions described in such Series I Certificate of Designations. The Series I Preferred Stock was convertible at the earlier of June 30, 2004 and the date on which the Company files an amendment to its Certificate of Incorporation pursuant to the Certificate of Designations of its Series I Preferred Stock.

Certificate of Designations - Dividends. In the event that any dividend or other distribution payable in cash or other property is declared on the Common Stock or any security that is pari passu or junior to the Series I Preferred Stock (other than dividends payable solely in shares of Common Stock), the shares of Series I Preferred Stock shall be entitled to receive an amount equal per share (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock or other security that is pari passu or junior to the Series I Preferred Stock. As of the date hereof, there are no dividends declared on the Series I Preferred Stock.

Certificate of Designations - Voting. As set forth in the Series I Certificate of Designations, and except as otherwise provided by applicable law, the holders of Series I Preferred Stock (i) shall be entitled to vote with the holders of Common Stock on all matters submitted for a vote of holders of Common Stock and
(ii) shall be entitled to one vote for each share of Common Stock such holder of Series I Preferred Stock would receive upon conversion of such share of Series I Preferred Stock into Common Stock. For so long as 20% of the shares of Series I Preferred Stock remain outstanding, the holders of 80% of the Series I Preferred Stock must approve any public offering of the Company's stock, other than a "Qualified Offering" as defined therein.

Certificate of Designations - Liquidation Preference. In the event of the Company's liquidation, dissolution or winding up or upon a merger or acquisition of the Company by another company or person or any other change in control transaction, after the payment of any senior liquidation preferences, the holders of the Series I Preferred Stock will be entitled to a primary liquidation preference before any amounts are paid to the holders of Common Stock or the Company's Series F Participating Convertible Preferred Stock (the "Series F Preferred Stock") with respect to its secondary liquidation preference or the Company's Series G Participating Convertible Preferred Stock (the "Series G Preferred Stock") with respect to its secondary liquidation preference or any other junior stock, an amount equal to $1,000 per share (subject to appropriate adjustments). The Series F Preferred Stock, Series G Preferred Stock and Series H Participating Convertible Preferred Stock (the "Series H Preferred Stock") all have a pari passu primary liquidation preference that must be paid at the same time as any liquidation distribution is paid to the Series I Preferred Stock. Such distributions must be made ratably among the shares. After such primary liquidation preferences are paid to the Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock, if there are funds remaining after the payment of the primary liquidation preferences, then the Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock shall each receive $2,000 per share and if there are not enough funds to provide this, then each will share ratably in the existing funds. In addition, the holders of the Series I Preferred Stock shall participate with the holders of the Common Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and any other preferred stock ratably, on an as-converted basis, in the distribution of the remaining assets of the Company available for distribution.

Series J Certificate of Designations

Certificate of Designations - Conversion of Series J Preferred Stock. Pursuant to the Series J Certificate of Designations, attached hereto as Exhibit D, all of the shares of Series J Preferred Stock shall be automatically converted into Common Stock upon certain conditions described in such Series J Certificate of Designations. The Series J Preferred Stock may also be converted at any time at the election of each holder.

Certificate of Designations - Dividends. In the event that any dividend or other distribution payable in cash or other property is declared on the Common Stock or any security that is pari passu or junior to the Series J Preferred Stock (other than dividends payable solely in shares of Common Stock), the shares of Series J Preferred Stock shall be entitled to receive an amount equal per share (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock or other security that is pari passu or junior to the Series J Preferred Stock. As of the date hereof, there are no dividends declared on the Series J Preferred Stock.

Certificate of Designations - Voting. As set forth in the Series J Certificate of Designations, and except as otherwise provided by applicable law, the holders of Series J Preferred Stock (i) shall be entitled to vote with the holders of Common Stock on all matters submitted for a vote of holders of Common Stock except for a vote with respect to the election of directors and (ii) shall be entitled to one vote for each share of Common Stock such holder of Series J Preferred Stock would receive upon conversion of such share of Series J Preferred Stock into Common Stock. For so long as 20% of the Shares of Series J Preferred Stock remain outstanding, the holders of at least 80% of the Series J Preferred Stock must approve any public offering of the Company's stock, other than a "Qualified Offering" as defined therein.

Certificate of Designations - Liquidation Preference. In the event of the Company's liquidation, dissolution or winding up or upon a merger or acquisition of the Company by another company or person or any other change in control transaction, after the payment of any senior liquidation preferences, the holders of the Series J Preferred Stock will be entitled to a primary liquidation preference before any amounts are paid to the holders of Common Stock or the Company's Series F Preferred Stock with respect to its secondary liquidation preference of the Company's Series G Preferred Stock with respect to its secondary liquidation preference, the Series I Preferred Stock with respect to its secondary liquidation preference or any other junior stock, an amount equal to $5,000 per share (subject to appropriate adjustments). The Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock all have a pari passu primary liquidation preference that must be paid at the same time as any liquidation distribution is paid to the Series J Preferred Stock. Such distributions must be made ratably among the shares. After such primary liquidation preferences are paid to the Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock, if there are funds remaining after the payment of the primary liquidation preferences, then the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock and Series J Preferred Stock shall each receive an amount equal to two times their original investment amount to the extent that such funds exist. In addition, the holders of the Series J Preferred Stock shall participate with the holders of the Common Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and any other Preferred Stock ratably, on an as-converted basis, in the distribution of the remaining assets of the Company available for distribution.

Stockholders Agreement - Board Representation. In connection with, and as a pre-condition to, entering into the Omega Agreement and Plan of Merger, BNP ETMF, NVD3, the Company and certain other stock holders of the Company entered into a Third Amended and Restated Stockholders Agreement, dated as of March 30, 2004, by and among the Company and certain stockholders of the Company attached hereto as Exhibit E (the "Stockholders Agreement"). Pursuant to the terms of the Stockholders Agreement, certain investors that are parties to the various purchase agreements for the Company's preferred shares are entitled to nominate persons to the Board of Directors of the Company, and each of the stockholders that are a party to the Stockholders Agreement agree to vote his or its shares of Common Stock to elect such persons to the Board of Directors of the Company. The Reporting Persons are entitled to jointly nominate 1 member to the Board of Directors of the Company.

Stockholders Agreement - Protective Provisions. Pursuant to the terms of the Stockholders Agreement, the Company may not, without first obtaining the approval of the holders of not less than two-thirds (2/3) of the issued and outstanding shares of Series G Preferred Stock, Series I Preferred Stock and Series J Preferred Stock, voting together as a single class, (i) designate, authorize, create, issue, sell, redeem or repurchase shares of any class or series of capital stock, (ii) declare or pay any dividends or make any distributions with respect to any outstanding equity securities, (iii) approve the merger, consolidation, dissolution or liquidation of the Company or any subsidiary, (iv) increase or decrease the number of authorized shares of Common Stock or preferred stock of the Company, (v) sell all or substantially all of the assets of the Company and its subsidiaries, (vi) cause a material change in the nature of the business or strategic direction of the Company and its subsidiaries, (vii) approve the filing for bankruptcy or any decision not to take action to prevent a filing for bankruptcy or oppose an involuntary filing for bankruptcy, (viii) approve the establishment and maintenance of an Executive Committee of the Board of Directors or increase or decrease the number of directors composing the Board of Directors or (ix) amend, repeal or modify any provision of the Company's certificate of incorporation in a manner that adversely affects the rights, powers or preferences of the Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock or Series J Preferred Stock.

Stockholders Agreement - Right of First Offer With Respect to Additional Issuances of Securities by the Company. Pursuant to the terms of the Stockholders Agreement, the Company is obligated to offer any additional sales or other issuances of securities of the Company first to the stockholders who are a party to the Stockholders Agreement and hold at least a certain number of shares of preferred stock of the Company as set forth in the Stockholders Agreement. As of the date hereof, the Reporting Persons are entitled to such right to first offer.

Stockholders Agreement - Right of First Refusal and Right of Participation With Respect to Stock Held by David Schaeffer. Pursuant to the terms of the Stockholders Agreement, the stockholders who are a party to the Stockholders Agreement have a right of first refusal and a right of participation with respect to certain dispositions of securities held by David Schaeffer.

Registration Rights Agreement - Registration of Shares of Common Stock for Resale. In connection with, and as a pre-condition to, the Omega Agreement and Plan of Merger, BNP ETMF and NVD3, the Company and certain other stockholders entered into a Fourth Amended and Restated Registration Rights Agreement with the Company and certain other investors, dated as of March 30, 2003 attached hereto as Exhibit F (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, at any time after the earlier of (i) July 31, 2006 and (ii) the date that is 6 months after the first public offering of securities of the Company after the date of the Registration Rights Agreement, the holders of more than 50% of the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock) may request the Company to register the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock).

The foregoing summary of the Gamma Agreement and Plan of Merger, Omega Agreement and Plan of Merger, the Certificates of Designations, the Stockholders Agreement and the Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Gamma Agreement and Plan of Merger, the Omega Agreement and Plan of Merger, the Certificates of Designations, the Stockholders Agreement and the Registration Rights Agreement attached as Exhibits A-F hereto, and incorporated herein by reference.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 14,300,575 shares of Common Stock outstanding as of March 30, 2004, as reported by the Company to the Reporting Persons, of which 8,996,572 shares are owned by various investors, 295,424 shares are held by David Schaeffer, 3,779,344 shares are publicly traded and 1,229,235 shares are Company treasury shares, plus 68,199,901 shares of Common Stock issuable upon the conversion of all of the Company's currently outstanding Series F Preferred Stock, 254,942,365 shares of Common Stock issuable upon conversion of all of the Company's currently outstanding Series G Preferred Stock, 61,666,154 shares of Common Stock issuable upon conversion of all of the Company's currently outstanding Series H Preferred Stock, 15,962,585 shares of Common Stock issuable upon conversion of all of the Company's currently outstanding Series I Preferred Stock and 120,605,215 shares of Common Stock issuable upon conversion of all of the Company's currently outstanding Series J Preferred Stock.

In order to provide accurate disclosure with respect to the percentage of Common Stock reported as beneficially owned by each of the Reporting Persons, the percentage beneficially owned by each Reporting Person was calculated on a fully diluted, as converted basis of all of the Company's issued and outstanding Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock, including shares held by third parties.

Amounts shown as beneficially owned by each of BNP ETMF, GBFI, NVD3 and BNP PE include (i) 8,843,056 shares of Common Stock into which the shares of Series I Preferred Stock held by the Reporting Persons may be initially converted and
(ii) 68,652,316 shares of Common Stock into which the shares of Series J Preferred Stock purchased by the Reporting Persons may be initially converted.

(c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT \ TO SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Gamma Agreement and Plan of Merger and the Omega Agreement and Plan of Merger which are attached hereto as Exhibits A and C respectively. The Gamma Agreement and Plan of Merger was entered into as of January 5, 2004 and the Omega Agreement and Plan of Merger was entered into as of March 30, 2004. Certain terms and conditions of these agreements and the Certificates of Designations are described in Items 3 - 5 above.

The Stockholders Agreement was entered into as of March 30, 2004 by the Company, the Reporting Persons and certain other stockholders whose names are set forth on Schedule I to the Stockholders Agreement which is attached hereto as Exhibit
E. Certain terms and conditions of the Stockholders Agreement are described in
Item 4 above.

The Registration Rights Agreement was entered into as of March 30, 2004. The Registration Rights Agreement is attached hereto as Exhibit F. Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A      Agreement and Plan of Merger by and among the Company, Lux Merger
               Sub, Inc. and Symposium Gamma, Inc., dated January 5, 2004 (filed as Exhibit 2.1 to the Company's Filing on Form 8-K on January 8,
               2004).

EXHIBIT B      Certificate of Designations, Preferences and Rights of Series I
               Preferred Stock of the Company (filed as Exhibit B to the
               Reporting Person's filing for Cogent Communications Group Inc. on
               Form 13D on April 14, 2004).

EXHIBIT C      Agreement and Plan of Merger by and among the Company, DE Merger
               Sub, Inc. and Symposium Omega, Inc., dated March 30, 2004 (filed as Exhibit 2.6 to the Company's filing on Form 10-K on March 30,
               2004).

EXHIBIT D      Certificate of Designations, Preferences and Rights of Series J
               Preferred Stock of the Company (filed as Exhibit D to the
               Reporting Person's filing for Cogent Communications Group Inc. on
               Form 13D on April 14, 2004).

EXHIBIT E      Third Amended and Restated Stockholders Agreement, dated as of
               March 30, 2004 (filed as Exhibit 10.1 to the Company's filing on
               Form 10-K on March 30, 2004).

EXHIBIT F      Fourth Amended and Restated Registration Rights Agreement, dated as of March 30, 2004 (filed as Exhibit 10.2 to the Company's filing on Form 10-K on March 30, 2004).

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2004

/s/ Shawna Morehouse
---------------------------------
Name:  Shawna Morehouse
Title: Authorised Signatory


Date: July 30, 2004

/s/ Avery Lewis
---------------------------------
Name:   Avery Lewis
Title:  Authorised Signatory

GENERAL BUSINESS FINANCE AND INVESTMENTS LTD. and BNP EUROPE TELECOM & MEDIA FUND II, LP, by General Business Finance and Investments Ltd., its General Partner by Commerce Advisory Limited, its Partnership Secretary



Date: July 29, 2004

/s/ Bernard d'Hotelans
---------------------------------
Name:  Bernard d'Hotelans
Title: Director, gerant du fonds

BNP PRIVATE EQUITY SA and NATIO VIE DEVELOPPEMENT 3, FONDS COMMUN DE PLACEMENT A RISQUE, by BNP Private Equity SA, its General Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                Index to Exhibits
                                -----------------

EXHIBIT A      Agreement and Plan of Merger by and among the Company, Lux Merger
               Sub, Inc. and Symposium Gamma, Inc., dated January 5, 2004 (filed as Exhibit 2.1 to the Company's filing on Form 8-K on January 8,
               2004).

EXHIBIT B      Certificate of Designations, Preferences and Rights of Series I
               Preferred Stock of the Company (filed as Exhibit B to the
               Reporting Person's filing for Cogent Communications Group Inc. on
               Form 13D on April 14, 2004).

EXHIBIT C      Agreement and Plan of Merger by and among the Company, DE Merger
               Sub, Inc. and Symposium Omega, Inc., dated March 30, 2004 (filed as Exhibit 2.6 to the Company's Filing on Form 10-K on March 30,
               2004).

EXHIBIT D      Certificate of Designations, Preferences and Rights of Series J
               Preferred Stock of the Company (filed as Exhibit D to the
               Reporting Person's filing for Cogent Communications Group Inc. on
               Form 13D on April 14, 2004).

EXHIBIT E      Third Amended and Restated Stockholders Agreement, dated as of
               March 30, 2004 (filed as Exhibit 10.1 to the Company's filing on
               Form 10-K on March 30, 2004).

EXHIBIT F      Fourth Amended and Restated Registration Rights Agreement, dated as of March 30, 2004 (filed as Exhibit 10.2 to the Company's filing on Form 10-K on March 30, 2004).